UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of September, 2009.

Commission File Number 0-21392

                                          AMARIN CORPORATION PLC
(Translation of registrant's name into English)

                                         First Floor, Block 3, The Oval, Shelbourne Road, Ballsbridge, Dublin 4, Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This report on Form 6-K is hereby incorporated by reference in (a) the registration statement on Form F-3 (Registration No. 333-104748) of Amarin Corporation plc and in the prospectus contained therein, (b) the registration statement on Form F-3 (Registration No. 333-13200) of Amarin Corporation plc and in the prospectus contained therein, (c) the registration statement on Form F-3 (Registration No. 333-12642) of Amarin Corporation plc and in the prospectus contained therein, (d) the registration statement on Form F-3 (Registration No. 333-121431) of Amarin Corporation plc and in the prospectus contained therein, (e) the registration statement on Form F-3 (Registration No. 333-121760) of Amarin Corporation plc and in the prospectus contained therein, (f) the registration statement on Form F-3 (Registration No. 333-135718) of Amarin Corporation plc and in the prospectus contained therein, (g) the registration statement on Form F-3 (Registration No. 333-131479) of Amarin Corporation plc and in the prospectus contained therein and (h) the registration statement on Form F-3 (Registration No. 333-151986) of Amarin Corporation plc and in the prospectus contained therein, and this report on Form 6-K shall be deemed a part of each such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by Amarin Corporation plc under the Securities Act of 1933 or the Securities Exchange Act of 1934.

AMARIN CORPORATION PLC

Form 6-K Items:

•      Press release dated April 8, 2009 titled:
AMARIN'S MARKETING AUTHORIZATION APPLICATION FOR AMR101 TO TREAT HUNTINGTON'S DISEASE ACCEPTED FOR REVIEW BY EMEA (1)

•      Press release dated May 6, 2009 titled:
AMARIN RECEIVES SPECIAL PROTOCOL ASSESSMENT AGREEMENT FROM THE FDA FOR PHASE 3 CARDIOVASCULAR TRIAL (2)

•      Press release dated June 10, 2009 titled:
AMARIN ANNOUNCES RESULTS FROM EXPLORATORY PHASE 2A STUDY OF EN101 IN MYASTHENIA GRAVIS & AMENDS ESTER NEUROSCIENCES ACQUISITION AGREEMENT (3)

•      Press release dated July 9, 2009 titled:
AMARIN RECEIVES SPECIAL PROTOCOL ASSESSMENT AGREEMENT FROM THE FDA FOR PHASE 3 TRIAL IN MIXED DYSLIPIDEMIA (4)

(1)  Incorporated by reference to Exhibit 99.1 to the Form 6-K filed by the registrant on April 8, 2009.

(2)  Incorporated by reference to Exhibit 99.1 to the Form 6-K filed by the registrant on May 6, 2009.

(3)  Incorporated by reference to Exhibit 99.1 to the Form 6-K filed by the registrant on June 10, 2009.

(4)  Incorporated by reference to Exhibit 99.1 to the Form 6-K filed by the registrant on July 9, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMARIN CORPORATION PLC

By: /s/ Tom Maher
Tom Maher
General Counsel

Date: September 4, 2009